                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2004
                                SEC File #0-24570

--------------------------------------------------------------------------------

                              CENTRAL MINERA CORP.

                     PO Box 93038, Caulfeild Village R.P.O.
                               West Vancouver, BC
                                     V7W 3G4
                                     CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F [X]   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

THIS FORM 6-K CONSISTS OF:

Annual Financial Statements for the year ended June 30, 2004

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CENTRAL MINERA CORPORATION

                                       By:     "Michael Cytrynbaum"

                                       Name:   Michael Cytrynbaum

                                       Title:  President

Date: December 6, 2004

                                                            CENTRAL MINERA CORP.
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                            FINANCIAL STATEMENTS

                                                                   JUNE 30, 2004

                                                     (EXPRESSED IN U.S. DOLLARS)

AUDITORS' REPORT

TO THE SHAREHOLDERS OF
CENTRAL MINERA CORP.

We have audited the balance sheet of Central Minera Corp. (a development stage company) as at June 30, 2004 and the statements of operations and deficit and cash flow for the year ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at June 30, 2003 and for the years ended June 30, 2003 and 2002 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated September 9, 2003.

Vancouver, Canada                                        "Pannell Kerr Forster"
October 5, 2004                                          CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as that described in
Note 1 of these financial statements. Our report to the shareholders dated October 5, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.

Vancouver, Canada                                        "Pannell Kerr Forster"
October 5, 2004                                          CHARTERED ACCOUNTANTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

JUNE 30,

(EXPRESSED IN U.S. DOLLARS)

                                                                           2004              2003
                                                                       ------------      ------------
ASSETS

  CURRENT

    CASH AND TERM DEPOSITS (NOTE 5)                                    $    161,322      $     65,569
    ACCOUNTS RECEIVABLE                                                       7,049            19,143
    MARKETABLE SECURITIES (NOTE 6)                                            2,000             8,513
    PREPAID EXPENSES                                                          4,141                 -
                                                                       ------------      ------------
                                                                            174,512            93,225
  EQUIPMENT (NOTE 7)                                                          1,476             2,109
  MINERAL PROPERTIES AND INTERESTS (NOTE 8)                                       2                 2
                                                                       ------------      ------------

                                                                       $    175,990      $     95,336
                                                                       ============      ============
LIABILITIES

  CURRENT

    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                           $     21,552      $     24,209
                                                                       ------------      ------------
SHARE CAPITAL AND DEFICIT

  CONVERTIBLE DEBENTURES (NOTE 9)                                                 -           300,000

  SHARE CAPITAL (NOTE 10)

    VARIABLE MULTIPLE VOTING SHARES                                         300,000                 -
    SUBORDINATE VOTING SHARES                                            41,759,052        41,538,468

  CONTRIBUTED SURPLUS ARISING FROM
    STOCK-BASED COMPENSATION (NOTE 10)                                        9,073             9,073
  DEFICIT                                                               (41,913,687)      (41,776,414)
                                                                       ------------      ------------

                                                                            154,438            71,127
                                                                       ------------      ------------

                                                                       $    175,990      $     95,336
                                                                       ============      ============

GOING CONCERN CONSIDERATIONS (NOTE 1)
RELATED PARTY TRANSACTIONS (NOTE 11)
COMMITMENTS (NOTE 12)

APPROVED BY THE DIRECTORS

  "Michael Cytrynbaum"

  "Murray Kosick"

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT

YEAR ENDED JUNE 30,

(EXPRESSED IN U.S. DOLLARS)

                                           CUMULATIVE
                                           TO JUNE 30,
                                              2004               2004               2003              2002
                                          ------------       ------------       ------------      ------------
ADMINISTRATION EXPENSES
  ACCOUNTING AND AUDIT                    $    705,975       $     12,620       $      8,141      $     23,845
  AMORTIZATION                                 282,944                633                372               912
  CONSULTING FEES                            1,883,858             82,736            107,304            40,490
  LEGAL                                      1,851,954              8,202            129,860            75,944
  OFFICE                                       933,055              5,680              5,912            12,268
  RENT                                         726,425                  -                153            72,065
  SALARIES AND BENEFITS                        292,748              1,496             11,854                 -
  TRANSFER AGENT AND FILING FEES               177,141             15,379             16,345             8,042
  TRAVEL AND PROMOTION                       1,219,314              3,413             21,372               999
                                          ------------       ------------       ------------      ------------
                                             8,073,414            130,159            301,313           234,565
                                          ------------       ------------       ------------      ------------
INTEREST AND OTHER INCOME                   (1,517,908)               (70)            (7,249)          (30,242)
LOSS (GAIN) ON FOREIGN EXCHANGE                 44,549                625            (11,572)           (3,213)
WRITE-DOWN OF INVESTMENT IN
 PRIVATE COMPANY (NOTE 8)                    1,000,799                  -                  -                 -
LOSS (GAIN) ON SALE AND WRITE-
 DOWN OF MARKETABLE SECURITIES                  (7,402)             6,559              2,079                 -
WRITE-DOWN OF MINERAL
 PROPERTIES (NOTE 8)                        24,724,778                  -                741                 -
LOSS ON SALE OF PROPERTY
 AND EQUIPMENT                                  11,307                  -                  -             1,512
SETTLEMENT OF LAWSUITS,
 NET OF (RECOVERIES)                           729,038                  -            (99,424)                -
LOSS ON SALE OF SUBSIDIARY                   8,855,112                  -                  -                 -
                                          ------------       ------------       ------------      ------------
                                            33,840,273              7,114           (115,425)          (31,943)
                                          ------------       ------------       ------------      ------------
NET LOSS FOR THE PERIOD                     41,913,687            137,273            185,888           202,622
DEFICIT BEGINNING OF THE PERIOD                      -         41,776,414         41,590,526        41,387,904
                                          ------------       ------------       ------------      ------------

DEFICIT END OF THE PERIOD                 $ 41,913,687       $ 41,913,687       $ 41,776,414      $ 41,590,526
                                          ============       ============       ============      ============

BASIC AND DILUTED LOSS PER SHARE                             $        .01       $        .01      $        .01
                                                             ============       ============      ============

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING                                            25,490,936         21,826,240        21,760,068
                                                             ============       ============      ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOW

YEAR ENDED JUNE 30,

(EXPRESSED IN U.S. DOLLARS)

                                                     CUMULATIVE
                                                    TO JUNE 30,
                                                        2004                 2004                 2003                 2002
                                                    ------------         ------------         ------------         ------------
CASH PROVIDED (USED) BY

 OPERATING ACTIVITIES
    NET LOSS FOR THE PERIOD                         $(41,913,687)        $   (137,273)        $   (185,888)        $   (202,622)
    ITEMS NOT INVOLVING CASH
      AMORTIZATION                                       282,944                  633                  372                  912
      LOSS ON SALE OF SUBSIDIARY                       8,855,112                    -                    -                    -
      LOSS ON SALE OF PROPERTY
       AND EQUIPMENT                                      11,307                    -                    -                1,512
      WRITE-DOWN OF INVESTMENT IN
       PRIVATE COMPANY                                 1,000,799                    -                    -                    -
      WRITE-DOWN OF MINERAL
       PROPERTIES                                     24,724,777                    -                  741                    -
      STOCK COMPENSATION EXPENSE                           9,073                    -                9,073                    -
      SHARE CONSIDERATION PAYABLE
       INCLUDED IN SETTLEMENT
       OF LAWSUITS                                       375,000                    -                    -                    -
                                                    ------------         ------------         ------------         ------------
                                                      (6,654,675)            (136,640)            (175,702)            (200,198)
    NET CHANGE IN NON-CASH
     WORKING CAPITAL ITEMS
      ACCOUNTS RECEIVABLE                                 (7,049)              12,094              (10,214)               6,934
      PREPAID EXPENSES                                    (4,141)              (4,141)                   -               17,559
      MARKETABLE SECURITIES                               (2,000)               6,513               (2,095)                   -
      ACCOUNTS PAYABLE AND
       ACCRUED LIABILITIES                                21,552               (2,657)             (51,081)              56,172
                                                    ------------         ------------         ------------         ------------
                                                      (6,646,313)            (124,831)            (239,092)            (119,533)
                                                    ------------         ------------         ------------         ------------
 FINANCING ACTIVITIES
    LOAN AND CONVERTIBLE
     DEBENTURES PAYABLE                                        -             (300,000)              30,251              269,749
    FUNDS HELD IN TRUST                                        -                    -              175,000             (175,000)
    SHARES ISSUED FOR CASH, LOAN
     AND CONVERTIBLE DEBENTURES                       25,934,051              520,584               96,611                    -
                                                    ------------         ------------         ------------         ------------
                                                      25,934,051              220,584              301,862               94,749
                                                    ------------         ------------         ------------         ------------
 INVESTING ACTIVITIES
    MINERAL PROPERTIES                               (17,311,378)                   -                 (741)                   -
    INVESTMENT IN PRIVATE COMPANY                     (1,000,799)                   -                    -                    -
    PURCHASE OF PROPERTY
     AND EQUIPMENT                                      (814,239)                   -               (2,481)                   -
                                                    ------------         ------------         ------------         ------------
                                                     (19,126,416)                   -               (3,222)                   -
                                                    ------------         ------------         ------------         ------------
CHANGE IN CASH FOR THE PERIOD                            161,322               95,753               59,548              (24,784)
CASH AND TERM DEPOSITS BEGINNING
 OF THE PERIOD                                                 -               65,569                6,021               30,805
                                                    ------------         ------------         ------------         ------------
CASH AND TERM DEPOSITS END OF THE
 PERIOD                                             $    161,322         $    161,322         $     65,569         $      6,021
                                                    ============         ============         ============         ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

1.    GOING CONCERN CONSIDERATIONS

      These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at October 5, 2004, the Company had not reached a level of operations which would finance day-to-day activities. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

      For the years ended June 30, 2004, 2003 and 2002, the Company sustained operating losses of $137,273, $185,888 and $202,622 respectively.

2.    CONTINUING OPERATIONS

      The Company is incorporated under the laws of Yukon Territory of Canada. The principal business activity is the acquisition, exploration and development of mineral properties. At the Company's annual general meeting in December, 2002, the shareholders approved the consolidation of the Company's shares to a maximum ratio of 1:20 and to change its domicile. The directors are authorized to implement these changes at their discretion. No changes have been implemented.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a.    Mineral Properties

            The Company accounts for its mineral properties whereby all direct costs relative to the acquisition are capitalized and all exploration and development expenditures are expensed until an economic feasibility study is completed. All pre-production revenue and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. Once commercial production has commenced, the net costs of the applicable property are charged to operations using the unit-of-production method based on reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work being carried out on a property, the costs related to that property are written down to the estimated amount recoverable.

            The Company's mineral properties are in the exploration stage and it has not yet been determined whether or not the properties contain ore reserves that are economically recoverable. The amounts shown for mineral properties are not intended to reflect present or future values. The recoverability of the investment in these properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the mineral properties, the ability of the Company to finance their development and upon future profitable production.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      b.    Foreign Currency Translation

            The Company's operations have been translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities have been translated at the period end exchange rates. Non-monetary assets have been translated using historical rates of exchange. Revenues and expenses have been translated into U.S. dollars at the average rate of exchange prevailing during the period, except for amortization, which is translated at exchange rates applicable to the related asset. Translation gains or losses are included in the determination of earnings (loss).

      c.    Loss Per Share

            Loss per share has been calculated using the weighted average number of shares outstanding.

      d.    Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, environmental issues and the outcome of lawsuits. Actual results could differ from those estimates.

      e.    Equipment

            Equipment is recorded at cost. The cost, less the salvage or residual value, is charged to income over its estimated useful life, using the declining balance method:

             Office furniture and equipment   declining balance at 30% per annum

      f.    Incentive Stock Options

            On July 1, 2002, the Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") related to the recognition, measurement and disclosure of stock-based compensation. Those recommendations encouraged, but did not require, enterprises to recognize compensation costs for incentive stock options using the fair value based method. Under the fair value based method, the value of a stock option is determined using an option pricing model that takes into account, as of the grant date, the exercise price, expected life of the option, the current price of the underlying stock, its expected volatility, expected dividends on the stock and the risk-free interest rate over the expected life of the option.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      f.    Incentive Stock Options (Continued)

            Effective for the year ended June 30, 2004, the Company prospectively adopted the new recommendations of the CICA with respect to stock-based compensation. Under the new recommendations, the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.

            Previously, the Company accounted for incentive stock options using the settlement method. Under this method, no compensation expense was recognized on the grant of incentive stock options and consideration received on exercise was credited to share capital.

      g.    Income Taxes

            The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period. Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet. Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

      h.    Cumulative and Comparative Figures

            The cumulative amounts in the statements of operations and cash flow include the results of operations which were discontinued by the disposal or abandonment of subsidiary companies. Certain of the comparative figures have been re-classified to conform to the current year's financial statement presentation.

4.    FINANCIAL INSTRUMENTS

            The carrying value of cash and term deposits, accounts receivable, marketable securities and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these financial instruments.

            The Company is not exposed to any significant interest rate price risk or cash flow risk due to the short-term maturity of its monetary assets and liabilities.

            The Company is not exposed to any significant credit risk with respect to its accounts receivable, nor does it expect any credit losses.

            The Company translates the results of its operations into U.S. currency using rates approximating the rate of exchange prevailing on the transaction date. The exchange rate may vary from time to time. Translation gains or losses are included in the determination of earnings (loss).

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

5.    CASH AND TERM DEPOSITS

      The Company maintains its cash balances in various currencies. At the year end, the currencies held and the United States equivalents were as follows:


                                             2004            2003
                                           --------        --------
Canadian dollars                           $  4,179        $  8,839
U.S. dollars                                157,143          56,730
                                           --------        --------

                                           $161,322        $ 65,569
                                           ========        ========

6.    MARKETABLE SECURITIES

      Marketable securities in public companies are carried in the accounts at the lesser of estimated net realizable value and cost.

7.    EQUIPMENT

                                             2004            2003
                                           --------        --------
Office furniture and equipment             $  2,481        $  2,481
Accumulated amortization                     (1,005)           (372)
                                           --------        --------
Net book value                             $  1,476        $  2,109
                                           ========        ========

8.    MINERAL PROPERTIES AND INTERESTS

      a.    Investment in Private Company

            The Company acquired a 15.72% interest in a private company incorporated in Nevada, U.S.A. The Nevada company is in the development stage and is exploring properties in southern Nevada (the "Eldorado Project"). It is unlikely that any benefit will accrue to the Company during the development stages and the Company's investment of $1,000,800 has been written down to a nominal value.

      b.    Mineral Property Interests

            The Company has abandoned its mineral interests in Canada, Mexico, Nicaragua and Nevada and all property-related costs have been expensed.

9.    CONVERTIBLE DEBENTURES

      The debentures were unsecured, had a maturity date of July 31, 2004, and were deemed to have been converted into units of the Company on July 31, 2003 in the ratio of one unit for each $.10 (3,000,000 units). Each unit was comprised of one variable multiple voting share and one non-transferrable share purchase warrant to acquire one subordinate voting share at $.10 (originally $.30) per share before July 31, 2004. Related parties subscribed for the debentures.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

10.   SHARE CAPITAL

      a.    Authorized

                  3,000,000 variable multiple voting shares without par value Unlimited number of subordinate voting shares without par value

                  The variable multiple voting shares are identical to the subordinate shares except they may only be transferred with the approval of the directors and entitle the holder to more than one vote, calculated on a predetermined ratio between the share classes. The variable multiple voting shares may be converted into subordinate shares at a ratio of 1:1 with a mandatory conversion if the then outstanding balance is less than 1,500,000 shares.

      b.    Issued

                                                        SHARE
                                                        PRICE            SHARES          CONSIDERATION
                                                      ---------        ----------        -------------
Variable Multiple Voting Shares
     Shares Issued
          Conversion of convertible debentures        $     .10         3,000,000         $    300,000
                                                                       ==========         ============
Subordinate Voting Shares

     Balance June 30, 2002                                             21,760,068         $ 41,441,857
     Shares issued
          For cash - Private placement                $     .10           750,000               75,000
          For debt settlement (related party
           loan payable)                              $     .10           216,114               21,611
          Escrow shares cancelled                                        (562,500)                   -
                                                                       ----------         ------------

     Balance June 30, 2003                                             22,163,682           41,538,468
     Shares issued
          For cash - Private placement                $     .05         1,200,000               60,000
          For cash - Warrants exercised               $     .10         1,605,835              160,584
                                                                       ----------         ------------
     Balance June 30, 2004                                             24,969,517         $ 41,759,052
                                                                       ==========         ============

      c.    Incentive Stock Option

            The Company has a stock option plan for which options granted under the plan generally have a maximum term of ten years. The exercise price of each option equals the market price of the Company's shares on the date of the grant.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

10.   SHARE CAPITAL (CONTINUED)

      c.    Incentive Stock Option (Continued)

            Details of director, employee and consultant share purchase options are as follows:

                                                 2004                          2003
                                      -------------------------------    --------------------------------
                                                          WEIGHTED                           WEIGHTED
                                      NUMBER OF           AVERAGE        NUMBER OF            AVERAGE
                                       OPTIONS         EXERCISE PRICE     OPTIONS          EXERCISE PRICE
                                      ---------        --------------    ---------         --------------
Balance Beginning of the Year         1,925,000         $        .20      2,165,000         $        .20
     Granted                                  -         $          -      1,925,000         $        .20
     Cancelled                         (300,000)        $        .20     (2,165,000)        $        .20
                                      ---------         ------------      --------          ------------

Balance End of the Year               1,625,000         $        .20      1,925,000         $        .20
                                      =========         ============      =========         ============

 BALANCE                            BALANCE
 JUNE 30,                           JUNE 30,      EXERCISE
   2003           CHANGE             2004          PRICE                 EXPIRY DATE
---------        --------          ---------   --------------         -----------------
  300,000       (300,000)                  -   $          .20         December 31, 2003
  300,000              -             300,000   $          .20         December 31, 2004
1,325,000              -           1,325,000   $          .20         December 31, 2005
---------       --------           ---------
1,925,000       (300,000)          1,625,000
=========       ========           =========


As at June 30, 2004, the weighted average remaining contractual life of the stock options is 16 months.

The Company is required to disclose the pro-forma effects on net loss and net loss per share data as if the Company had elected to use the fair value approach to account for its incentive stock options plans as described in Note 3(f). For 2003, if this approach had been applied, the Company's net loss and net loss per share would have been as below:

Loss for the year, as reported                                          $    185,888
Add fair value of stock based compensation                                    32,540
Less intrinsic value of stock based compensation                                   -
                                                                        ------------

Pro-forma loss for the year                                             $    218,428
                                                                        ============

Basic and fully diluted loss per share
     As reported                                                        $        .01
     Pro-forma                                                          $        .01

The fair value for the options was estimated using the Black-Scholes option pricing model assuming: no expected dividends; interest rate - 3.25%, term - 2 years; and share price volatility - 36%.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

10.   SHARE CAPITAL (CONTINUED)

      c.    Incentive Stock Option (Continued)

            Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

      d.    Share Purchase Warrants

                                                        2004                              2003
                                             ---------------------------       ------------------------------
                                                             WEIGHTED                             WEIGHTED
                                             NUMBER OF       AVERAGE           NUMBER OF          AVERAGE
                                              WARRANTS    EXERCISE PRICE       WARRANTS        EXERCISE PRICE
                                             ----------   --------------       ---------       --------------
Balance Beginning of the Year                 6,969,454     $      .18         6,003,340          $     .20
     Issued                                   4,200,000     $      .10                 -          $       -
     Exercised                               (3,211,670)           .18           966,114          $     .10
     Lapsed                                  (2,791,670)    $      .18                 -          $       -
                                             ----------     ----------         ---------          ---------

Balance End of the Year                       5,166,114     $      .10         6,969,454          $     .18
                                             ==========     ==========         =========          =========

 BALANCE                       BALANCE
 JUNE 30,                      JUNE 30,        EXERCISE
  2003          CHANGE          2004             PRICE          EXPIRY DATE
---------     ----------      ---------       -----------    -----------------
6,003,340     (6,003,340)             -       $.10 / 2wts    May 30, 2004
        -      3,000,000      3,000,000       $.10 / 1wt     July 31, 2004
  966,114              -        966,114       $.10 / 1wt     June 5, 2005
        -      1,200,000      1,200,000       $.10 / 1wt     February 13, 2006
---------      ---------      ---------

6,969,454     (1,803,340)     5,166,114
========      ==========      =========

During the year, the Company extended the expiry date of 6,003,340 outstanding warrants to May 30, 2004. As at June 30, 2004, the weighted average remaining contractual life of the warrants is 7 months.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

11.   RELATED PARTY TRANSACTIONS

      Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

                                                                 2004           2003          2002
                                                              ----------     ----------    ----------
Consulting or other fees paid to directors/officers
  or to companies controlled by directors/officers            $   67,200     $   94,390    $   35,754
                                                              ==========     ==========    ==========
Occupancy costs charged to companies controlled
  by a director/officer and a public company under
  common management                                           $        -     $        -    $   29,135
                                                              ==========     ==========    ==========

12.   COMMITMENTS

      The Company has entered into a management agreement, with a company controlled by a director, which requires minimum annual payments of approximately $134,000 ($180,000 Cdn). The agreement contains a clause requiring a termination payment of approximately $64,000. The corporate related party has voluntarily reduced the monthly fee to $5,600 (Cdn. $7,500) commencing March, 2003.

13.   INCOME TAXES

      The income taxes shown on the statements of operations and deficit differ from the amounts calculated by applying the combined Canadian Federal and Provincial statutory rates due to the following:

                                                             2004              2003             2002
                                                          -----------       ----------       ----------
Income tax recovery at statutory rates                    $   (50,269)      $  (71,790)      $  (82,305)
Write-down and loss on investments                              2,402              803                -
Other                                                               -                -              614
Benefit of income tax losses which has
  not been recognized                                          47,867           70,987           81,691
                                                          -----------       ----------       ----------

                                                          $         -       $        -       $        -
                                                          ===========       ==========       ==========

      Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of future tax assets are as follows:

                                                                      2004               2003
                                                                 --------------     --------------
Non-capital losses carried forward                               $    1,207,263     $    1,673,836
Resource-related expenditures                                           132,478            138,977
Investment losses                                                     4,396,786          4,612,484
                                                                 --------------     --------------
                                                                      5,736,527          6,425,297
Less: Valuation allowance                                            (5,736,527)        (6,425,297)
                                                                 --------------     --------------

Net future income tax assets                                     $            -     $            -
                                                                 ==============     ==============

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

13.   INCOME TAXES (CONTINUED)

      As at June 30, 2004, the Company has operating losses of approximately $3,297,000, resource-related expenditures of approximately $362,000, and capital losses of approximately $12,006,500 available for carry-forward to reduce future years' taxable income. No future income tax benefit has been recognized in the accounts. The availability of the operating losses expires as follows:

2005                                                   $    459,000
2006                                                      1,807,000
2007                                                        449,000
2009                                                        317,000
2010                                                        123,000
2011                                                        142,000
                                                       ------------
                                                       $  3,297,000
                                                       ============

14. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP")

      These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles that differ in certain respects from United States generally accepted accounting principles follows:

      a.    Stock-Based Compensation

            The Company has elected, commencing with the year ended June 30, 2004, to account for stock-based compensation using SFAS 123. Accordingly, compensation cost for stock options is measured at the fair value of options granted. For the years ended June 30, 2003 and 2002, the Company elected to apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB No. 25") "Accounting for Stock Issued to Employees" for measuring the value of stock-based compensation. The intrinsic value-based method requires that compensation expense be recorded at the time of granting an option for the excess of the quoted market price over the option exercise price. If a stock option is not exercised, the compensation expense recorded in the previous period is reversed by decreasing the compensation expense in the period of forfeiture. No compensation expense was required to be recognized for those years.

      b.    Other Accounting Standards

            i. The Company has adopted the Statement of Financial Accounting Standards No. 130 (" SFAS 130") "Reporting Comprehensive Income" with no impact on U.S. GAAP differences.

            ii. The Company does not have any derivative or hedging instruments and, therefore, Statement of Financial Accounting Standards No. 149 ("SFAS 149") "Accounting for Derivative Instruments and Hedging Activity" has no impact on U.S. GAAP differences.

                  The adoption of these new pronouncements is not expected to have an effect on the financial position or results of operations.

CENTRAL MINERA CORP.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2004

(EXPRESSED IN U.S. DOLLARS)

14. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP") (CONTINUED)

      The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit is summarized below:

June 30,                                                    2004                 2003                  2002
                                                       --------------       ---------------       ---------------
Share capital, under Canadian GAAP                     $   42,059,052       $    41,538,469       $    41,441,858
Adjustment for APB No. 25                                      12,490                12,490                21,563
                                                       --------------       ---------------       ---------------
Share capital under U.S. GAAP                          $   42,071,542       $    41,550,959       $    41,463,421
                                                       ==============       ===============       ===============
Deficit, under Canadian GAAP                           $  (41,913,687)      $   (41,776,414)      $   (41,590,526)
Adjustment for APB No. 25                                     (12,490)              (12,490)              (21,563)
                                                       --------------       ---------------       ---------------
Deficit, under U.S. GAAP                               $  (41,926,177)      $   (41,788,904)      $   (41,612,089)
                                                       ==============       ===============       ===============
Loss for the period under Canadian GAAP                $     (137,273)      $      (185,888)      $      (202,622)
Adjustment for APB No. 25                                           -                 9,073                     -
                                                       --------------       ---------------       ---------------
Comprehensive loss under U.S. GAAP                     $     (137,273)      $      (176,815)      $      (202,622)
                                                       ==============       ===============       ===============
Basic and diluted loss per share under
  U.S. GAAP                                            $         (.01)      $          (.01)      $          (.01)
                                                       ==============       ===============       ===============

There is no effect on the statement of cash flow for the difference between Canadian GAAP and U.S. GAAP.